FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“ChemChina cash offer to acquire Syngenta at a value of over US$ 43 billion”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

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Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contact: Leandro Conti Switzerland +41 61 323 2323 Brunswick Jon Coles/ Richard Jacques (UK) +44 207 404 5959 Monika Driscoll/Katherine Kim (US) +1 (212) 333 3810	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, February 3, 2016

ChemChina cash offer to acquire Syngenta at a value of over US$ 43 billion

•	Cash offer at US$ 465 per share plus special dividend of CHF 5

o	offer equivalent to CHF 480 per share[1]

o	proposed ordinary dividend of CHF 11 to be paid in addition

•	New shareholder will enable strategic continuity and long-term investment in innovation

•	Future IPO intended

•	Syngenta will remain a global company headquartered in Switzerland

•	Choice for growers worldwide ensured

Syngenta today announced that ChemChina has offered to acquire the company at US$ 465 per ordinary share plus a special dividend of CHF 5 to be paid conditional upon and prior to closing. The offer is equivalent to a Swiss franc value of CHF 480 per share1. Syngenta shareholders will in addition receive the proposed ordinary dividend of CHF 11 in May 2016. It is planned to make a facility available for the conversion of US dollar sales proceeds into Swiss francs on closing.

The Board of Directors of Syngenta considers that the proposed transaction respects the interests of all stakeholders and is unanimously recommending the offer to shareholders. There is committed financing for the deal and a strong commitment to pursue regulatory clearances. A Swiss and U.S. tender offer will commence in the coming weeks and the transaction is expected to conclude by the end of the year.

Syngenta’s existing management will continue to run the company. After closing, a ten member Board of Directors will be chaired by Ren Jianxin, Chairman of ChemChina, and will include four of the existing Syngenta Board members. ChemChina is committed to maintaining the highest governance standards with a view to an IPO of the business in the years to come.

Michel Demaré, Chairman of Syngenta, said: “In making this offer, ChemChina is recognizing the quality and potential of Syngenta’s business. This includes industry-leading R&D and manufacturing and the quality of our people worldwide. The transaction minimizes operational disruption; it is focused on growth globally, specifically in China and other emerging markets, and enables long-term investment in innovation. Syngenta will remain

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1 At February 1 exchange rates as per the Swiss National Bank website

Syngenta – February 3, 2016 / Page 1 of 3

Syngenta and will continue to be headquartered in Switzerland, reflecting this country’s attractiveness as a corporate location.”

John Ramsay, Chief Executive Officer, said: “Syngenta is the world leader in crop protection having significantly increased its global market share over the last ten years. This deal will enable us to maintain and expand this position, while at the same time significantly increasing the potential for our seeds business. It will ensure continuing choice for growers and ongoing R&D investment across technology platforms and across crops. Our commitment to cost and capital efficiency will remain unchanged.”

Ren Jianxin, Chairman of ChemChina, said: “The discussions between our two companies have been friendly, constructive and co-operative, and we are delighted that this collaboration has led to the agreement announced today. We will continue to work alongside the management and employees of Syngenta to maintain the company’s leading competitive edge in the global agricultural technology field.” He added: “Our vision is not confined to our mutual interests, but will also respond to and maximize the interests of farmers and consumers around the world. We look forward to Michel Demaré remaining on the Board as Vice Chairman and lead independent director, and to working with John Ramsay and the management and employees of Syngenta to deliver safe and reliable solutions for the continued growth in global food demand.”

The transaction will enable further expansion of Syngenta’s presence in emerging markets and notably in China. In addition to its array of modern chemistry, Syngenta will contribute its experience and know-how in promoting the highest environmental standards and in nurturing thriving rural communities. These objectives are reflected in the commitments contained in The Good Growth Plan, which have been explicitly endorsed by ChemChina and which – together with the Syngenta Foundation for Sustainable Agriculture - will continue to form an integral part of the company’s strategy.

Dyalco, J.P. Morgan, Goldman Sachs and UBS served as financial advisors to Syngenta on the transaction. Bär & Karrer and Davis Polk served as legal advisors.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

About ChemChina

ChemChina, which is headquartered in Beijing, China, possesses production, R&D and marketing systems in 150 countries and regions. It is the largest chemical corporation in China, and occupies the 265th position among the Fortune 500. The company’s main businesses include materials science, life science, high-end manufacturing and basic chemicals, among others. Previously, ChemChina has successfully acquired 9 leading industrial companies in France, United Kingdom, Israel, Italy and Germany, etc. To learn more visit www.chemchina.com and www.chemchina.com/press.

Syngenta – February 3, 2016 / Page 2 of 3

Disclaimer

This press release is not an offer or a solicitation of an offer of any securities. Any offer or offer document, if any, would be made and distributed by ChemChina or its subsidiaries.

Additional information and where to find it

The tender offer for the outstanding shares, American Depositary Shares and other outstanding equity instruments in the company has not been commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities. The solicitation and offer to buy company securities will only be made pursuant to an offer to purchase and related materials. At the time the offer is commenced, ChemChina will file a tender offer statement on schedule to with the US Securities and Exchange Commission (“SEC”) and thereafter, the company will file a solicitation/recommendation statement on schedule 14d-9 with respect to the offer. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase, solicitation/recommendation statement and related materials will be filed by ChemChina and the company with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by ChemChina and the company with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this announcement are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the sec, including the “risk factors” section of the company’s form 20-F filed on February 12, 2015, as well as the tender offer documents to be filed by ChemChina and the solicitation/recommendation statement to be filed by the company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.

Syngenta – February 3, 2016 / Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syngenta AG

	By:	/s/ Brigitte Benz
Date: February 3, 2016		Name:	Brigitte Benz
		Title:	Head Shareholder Services & Group Administration

By:	/s/ Dr. Sandra Bürli-Borner
	Name:	Dr. Sandra Bürli-Borner
	Title:	Deputy Head Shareholder Services & Group Administration